Exhibit 19.1

I. Code of Business Conduct and Ethics

Insider Trading Restrictions

Insider trading is a crime that can carry severe penalties. If you know material, confidential, or non-public information about Comstock or any company with whom Comstock has a business relationship and you trade company securities, such as stocks or bonds, while in possession of that information, recommend that any other person trade in Comstock securities while in possession of such information, or tell others about it before it is made public, you may have committed insider trading. Comstock strongly discourages all employees from giving trading advice concerning Comstock to third parties even when the insiders do not possess material confidential or non-public information.

Material information is the type of news that would affect a reasonable investor’s decision on whether or not to buy or sell the Company’s stock or other securities. While it is not possible to define all categories of material information, examples include changes in earnings patterns, events regarding Comstock’s securities or other affiliates (e.g., plans to issue securities, defaults, redemptions, stock splits, declaration of dividends, changes in dividend rates, etc.), changes in key management personnel, pending or proposed mergers, acquisitions, a material cybersecurity incident, any important pending or threatened regulatory and legal actions affecting Comstock, or any significant disruption in Comstock’s operations. Any information, if publicly disclosed, that could be expected to affect the value of Comstock’s securities, whether it is positive or negative, should be considered material information. This policy forbids you from trading not only in the stock of Comstock but also in those of its suppliers, customers, or other companies with whom Comstock has a business relationship while in possession of material inside information learned in the course of your employment at Comstock.

All employees may invest in Comstock stock. However, if you have access to any information not readily available to the public, you must be very careful when trading stock to be sure you have not traded while in possession of material non-public information. When you have such information:

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Do not tell anyone not authorized to have the information. A casual remark to a friend may find its way to a broker and eventually to the entire financial community, thereby requiring the Company to make a premature or unplanned public announcement. This “tipping” may be illegal and damaging to the Company.
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Do not trade in the Company’s stock (or that of an applicable outside company) until the news has been made public for at least two full business days.

Circumstances suggesting the possibility of insider trading may result in an investigation by governmental authorities of the Company and stockbroker records of stock trading transactions. This investigation could damage the Company’s reputation and result in liability or penalties, including criminal charges and fines against the individual employee.

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This policy against insider trading also covers transfers into and out of Company stock within the Comstock 401(k) plan and changes in elections involving purchases of Company stock within the plan. However, regular scheduled monthly purchases of Comstock stock within the plans are not prohibited.

Blackout Periods: The blackout periods commence at midnight, CST, on the last day of the calendar month in which the Company’s fiscal quarter ends, and end at midnight, CST, on the second business day following the filing of the Company’s periodic report on Form 10-K or Form 10-Q with respect to such quarter with the SEC. The mandatory pre-clearance procedures discussed below apply to ALL trades in the Company’s securities regardless of whether a blackout period is then in effect (however, you may not make any changes to your 401(k) plan elections during any blackout period).

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The Company may prohibit trades and impose a special blackout period at any time if the Company believes trading by insiders would be inappropriate because of developments at the Company that are or could become material and that have not been disclosed publicly. The Chief Financial Officer is responsible for advising whether or not the blackout period is in effect. No insider may disclose to any other person that a special blackout period has been designated.

Except for non‑discretionary trades made within Comstock's 401(k) plans by the plan's administrators, Comstock insider trading policies require that you pre-clear all transactions in Comstock's stock or other securities with the Chief Financial Officer prior to executing any such transaction. Such preclearance is only valid for 24 hours. To the extent an open order is placed, you will need to get preclearance every day until the order is completed. You are also encouraged not to place orders that are significantly above or below market as such orders are not likely to be filled and could remain open for an extended period of time. This rule applies regardless of whether a “blackout period” is then in effect. In addition, you may not make changes to your Company stock 401(k) plan elections during the blackout periods.